October 8, 2019

Nicholas R. Farrell
General Counsel
Hillenbrand, Inc.
One Batesville Boulevard
Batesville, Indiana 47006

       Re: Hillenbrand, Inc.
           Registration Statement on Form S-4
           Filed September 10, 2019
           File No. 333-233699

Dear Mr. Farrell:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-4 filed September 10, 2019

Comparison of Stockholder Rights
Forum Selection Provision, page 169

1. We note that your forum selection provision identifies a state court located within the
       State of Indiana (or, if no state court located within the State of Indiana has jurisdiction, the United States District Courts of Indiana) as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and rules and regulations thereunder. In that regard, we note that
       Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the
 Nicholas R. Farrell
Hillenbrand, Inc.
October 8, 2019
Page 2
       rules and regulations thereunder. In addition, please provide risk factor disclosure clearly describing any risks or other impacts that your forum selection provision will have on investors, including but not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                             Sincerely,
FirstName LastNameNicholas R. Farrell
                                                             Division of
Corporation Finance
Comapany NameHillenbrand, Inc.
                                                             Office of
Manufacturing
October 8, 2019 Page 2
cc:       Richard Witzel
FirstName LastName